UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 15

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

MTI TECHNOLOGY CORPORATION

(Name of Issuer)

COMMON STOCK

$0.001 PAR VALUE PER SHARE

(Title Class of Securities)

553903105

(CUSIP Number)

PAUL T. DACIER

SENIOR VICE PRESIDENT

AND GENERAL COUNSEL

EMC CORPORATION

176 SOUTH STREET

HOPKINTON, MA 01748

508-435-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

NOVEMBER 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 553903105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EMC Corporation 04-2680009

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,808,416

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 7,808,416

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,808,416

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.00%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 1 to the Statement on Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on October 15, 2004 (the “Schedule 13D”) by EMC Corporation, a Massachusetts corporation ("EMC") with respect to EMC’s beneficial ownership interest in the Common Stock, par value $0.001 per share (the "Common Stock"), of MTI Technology Corporation, a Delaware corporation (the "Corporation"). The address of the principal executive office of the Corporation is 17595 Cartwright Rd., Irvine, CA 92614.  Capitalized terms not defined herein shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background

This Amendment amends and restates Item 2 of the Schedule 13D in its entirety as follows:

EMC Corporation is a Massachusetts corporation. The address of its principal office is 176 South Street, Hopkinton, MA 01748. The persons serving as its executive officers and directors are set forth on Schedule A hereto.

The principal business of EMC is to design, manufacture, market and support a wide range of networked storage products and information storage and management software that are designed to enable organizations of all sizes to extract the maximum value from their information, at the lowest total cost, across every point in the information lifecycle. EMC also offers extensive services for information storage and management.

Item 2(d):   During the last five years, neither EMC nor, to the knowledge of EMC, any person on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e):   During the last five years, neither EMC nor, to the knowledge of EMC, any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment amends and supplements Item 3 of the Schedule 13D by adding the following thereto:

On November 2, 2005, pursuant to that certain Securities Purchase Agreement (the “Series B Securities Purchase Agreement”) dated as of August 19, 2005 by and among the Corporation, Digital Media & Communications III Limited Partnership, Digital Media & Communications III-A Limited Partnership, Digital Media & Communications III-B Limited Partnership, Digital Media & Communications III-C Limited Partnership, Digital Media & Communications III-D C.V., Digital Media & Communications III-E C.V., Advent Partners DMC-III Limited Partnership, Advent Partners II Limited Partnership, (collectively, “Advent”) and EMC Corporation (collectively with Advent, the "Purchasers"), EMC acquired 395,507 shares (the "Series B Shares") of the Corporation's Series B Convertible Preferred Stock (the "Series B Preferred Stock") and warrants to purchase 1,483,151 shares of Common Stock (the "Series B Warrants").  The Series B Shares and the Series B Warrants are collectively referred to herein as the "Series B Securities".

As reported in the Schedule 13D, EMC previously purchased Series A Shares and Series A Warrants (collectively, the "Series A Securities").  The Series A Securities and the Series B Securities are collectively referred to herein as the “Securities”.

The total consideration paid by EMC for the Series B Securities was $5,000,000.00. The source of the funds used to purchase the Series B Securities was the working capital of EMC.

Item 4.	Purpose of Transaction

This Amendment amends and supplements Item 4 of the Schedule 13D by adding the following thereto:

EMC acquired the Series B Securities strictly for investment purposes. EMC intends to periodically review its investment in the Corporation. Depending upon future evaluations of the business prospects of the Corporation and upon other developments, including without limitation general economic, business and market conditions, EMC may determine to increase or decrease its equity interest in the Corporation by acquiring additional securities of the Corporation, or by disposing of all or a portion of the Securities now held.

Except as set forth in this statement, neither EMC nor, to the best of EMC's knowledge, any person listed on Schedule A, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Corporation, or the disposition of securities of the Corporation; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; (d) any change in the present board of directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Corporation; (f) any other material change in the Corporation's business or corporate structure; (g) changes in the Corporation's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; (h) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

This Amendment hereby amends and restates Item 5 of the Schedule 13D in its entirety as follows:

Item 5(a):    EMC holds 151,146 Series A Shares with a current conversion price of $2.0650 currently convertible into 1,937,046 shares of Common Stock.  EMC holds 433,149 Series A Warrants with an exercise price of $3.10 currently convertible into 433,149 shares of Common Stock.  EMC holds 395,507 Series B Shares with a current conversion price of $1.26420 currently convertible into 3,955,070 shares of Common Stock.  EMC holds 1,483,151 Series B Warrants with an exercise price of $1.26 currently convertible into 1,483,151 shares of Common Stock.

The aggregate number of shares of Common Stock beneficially owned by EMC is 7,808,416, and the percentage of Common Stock beneficially owned is 18.00%, based on the 35,566,378 shares of Common Stock outstanding of as of October 31, 2005 according to a certificate from the Corporation’s stock transfer agent provided to EMC.

Item 5(b):   EMC has the sole power to vote and sole power to dispose of all of the shares of Common Stock owned by it.

Item 5(c):    Neither EMC nor any of the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days.

Item 5(d):   No person other than EMC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

Item 5(e):    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment hereby amends and supplements Item 6 of the Schedule 13D by adding the following thereto:

The Series A Securities Purchase Agreement, the Series A Warrants and the Voting Agreement, all of which were previously discussed in the Schedule 13D and set forth as Exhibits 1, 3 and 5, were not amended.  The Series A Certificate of Designation, which was previously discussed in the Schedule 13D and set forth as Exhibit 2, is amended.  The Investor Rights Agreement, which was previously discussed in the Schedule 13D and set forth as Exhibit 4, is amended and restated.

The following is a summary of certain provisions of the Series B Securities Purchase Agreement, the Certificate of Designation of Series B Convertible Preferred Stock, the Certificate of Amendment of Certificate of Designation of Series A Convertible Preferred Stock, the Series B Warrants, and the Amended and Restated Investor Rights Agreement.  This summary is qualified in its entirety by reference to such documents, copies of which are hereby incorporated herein by reference and set forth as Exhibits 6, 7, 8, 9 and 10, respectively, hereto.

Except as described in the Schedule 13D and in this Amendment, or as incorporated by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, or between such persons and any other person, with respect to any securities of the Corporation.

Series B Securities Purchase Agreement.

EMC purchased the Series B Securities pursuant to the Series B Securities Purchase Agreement. As part of such transaction, the Corporation made certain representations, warranties and covenants, and has provided EMC with certain rights of indemnification for any losses it may incur in the event the Corporation breaches any of such representations, warranties or covenants; indemnification to the Purchasers is capped at $8 million, some of which is potentially payable in Series B Preferred Stock or Warrants. The Corporation has also agreed, among other things, that it will use the proceeds of the transaction (a) to pay transaction related expenses of EMC, and (b) for its general working capital.

Certificate of Designation of Series B Convertible Preferred Stock.

Dividends. Each share of Series B Preferred Stock has an initial stated value of $12.6420, and is entitled to receive a cumulative dividend thereon at the rate of 8% per year, payable in cash at the discretion of the board of directors of the Corporation.

Voting Rights. Other than the election of directors, the holders of Series B Preferred Stock generally have the right to vote on any matter with the holders of Common Stock, and each share of Series B Preferred Stock will be entitled to 8.7792 votes. The approval of the holders of a majority of the Series B Preferred Stock, voting as a class, will be required to approve certain corporate actions, including without limitation (i) any amendment of the Corporation's charter or by-laws that adversely affects the holders of Series B Preferred Stock, (ii) any authorization of a class of capital stock ranking senior to, or on parity with, the Series B Preferred Stock, (iii) any increase the size of the Corporation's board of directors to greater than eight members or any change in the term or classification of the board of directors, (iv) certain redemptions or repurchases of capital stock, acquisitions of capital stock or assets from other entities, (v) effecting, or entering into any agreement to effect, any merger, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up or similar transaction (a "Liquidation Event") involving the Corporation or any of its subsidiaries, (vi) any sale of assets of the Corporation or a subsidiary which is outside the ordinary course of business, (vii) any purchase of assets of or an equity interest in another entity for more the $5 million, and (viii) any incurrence of additional debt for borrowed money in excess of $1 million. The holders of Series B Preferred Stock, exclusively and as a single class, will be entitled to elect one member of the Corporation's board of directors (the "Series B Director"), unless the ratio of the voting power of the Series B Preferred Stock to the total voting power of all of the Corporation's voting stock falls below a certain level.

Liquidation Preference.  Upon a Liquidation Event, the holders of Series B Preferred Stock will be entitled to be paid a liquidation preference out of the assets of the Corporation legally available for distribution to its stockholders, before any payment may be made to the holders of common stock or any other holders of preferred stock.  “Liquidation Event” includes the liquidation, dissolution or winding up of the Corporation, as well as certain mergers, consolidations and recapitalizations of the Corporation and the sale of all or substantially all the assets of the Corporation.

If the Liquidation Event occurs prior to May 2, 2006, the liquidation preference for each share of Series B Preferred Stock will be the amount that would be payable if such share had been converted into Common Stock immediately prior to such Liquidation Event. If the Liquidation Event occurs on or after May 2, 2006, the liquidation preference will be equal to the greater of:   (1) the sum of (a) the stated value plus (b) any accumulated but unpaid dividends plus (c) the amount that would be payable if such share (excluding any accumulated but unpaid dividends thereon) had been converted into common stock immediately prior to such Liquidation Event and participated in distributions to the holders of common stock of the assets available for distribution to our stockholders after only the payment of the stated value and any accumulated but unpaid dividends in the Series B Convertible Preferred Stock; and (2) the sum of (a) the stated value plus (b) the amount that would be payable if such share (including any accumulated but unpaid dividends thereon) had been converted into common stock immediately prior to such Liquidation Event and participated in distributions available to the holders of common stock of the assets available for distribution to our stockholders after only the payment of the stated value in the Series B Convertible Preferred Stock.  Disputes as to the appropriate liquidation amounts for Series A Preferred Stock and Series B Preferred Stock shall be reasonably resolved by majority vote of the holders of Series B Preferred Stock.

Conversions of Series B Preferred Stock. Each share of Series B Preferred Stock is convertible at any time at the option of the holder into a number of shares of Common Stock equal to the Series B Preferred Stock's stated value divided by the conversion price.  Initially, each share of Series B Preferred Stock is convertible into 10 shares of Common Stock, though the initial conversion price of $1.26420 per share is subject to adjustment if certain events occur. The Series B Preferred Stock also has anti-dilution protection that adjusts the conversion price downwards using a weighted-average calculation in the event the corporation issues certain additional securities at a price per share less than the conversion price then in effect.

Redemptions of Series B Preferred Stock. At any time on or after November 2, 2010, the Corporation will have the right to redeem all or certain portions of the Series B Preferred Stock then outstanding for an amount per share equal to the greater of (1) the stated value plus any accumulated but unpaid dividends thereon and (2) the average closing price per share of Common Stock on the Nasdaq Stock Market for the five (5) trading days prior to (and not including) the date upon which the Corporation exercises its right to redeem the Series B Preferred Stock, multiplied by the number of shares of Common Stock into which such share of Series B Preferred Stock (and any accumulated but unpaid dividends thereon) is convertible as of such date. At any time on or after November 2, 2010, each holder of Series B Preferred Stock may require the Corporation to purchase all or any portion of such holder's Series B Preferred Stock for an amount per share equal to the stated value plus any accumulated but unpaid dividends thereon.

Preemptive Rights. The holders of both Series A Preferred Stock and Series B Preferred Stock will be entitled to participate in future issuances of certain equity securities of the Corporation on a pro rata basis.  Preemptive rights are specifically excluded in certain events, including in connection with a transaction in which the Corporation acquires all or substantially all the assets or stock of an entity for consideration valued in excess of $5 million.

Certificate of Amendment of Certificate of Designation of Series A Convertible Preferred Stock

The Certificate of Amendment amended the Series A Convertible Preferred Stock Certificate of Designation (the “Series A Certificate”) to: (i) remove the “conversion threshold” provision that it previously contained; (ii) revise the liquidation preferences of the Series A Preferred Stock in light of the issuance of the Series B Preferred Stock; and (iii) to make conforming changes to the preemptive rights granted to the Series A Preferred Stock to reflect the issuance of the Series B Preferred Stock.

Conversion Threshold.  Prior to amendment, the Series A Certificate contained a “conversion threshold” provision that placed a cap on the aggregate number of shares of common stock that could be issued upon conversion of shares of Series A Preferred Stock.  The “conversion threshold” was set at 6,880,139 shares.   The conversion threshold provision provided that if a stockholder sought to convert shares of Series A Preferred Stock (including any accumulated and unpaid dividends), and if that conversion would have required issuance of a number of shares of common stock which, when added to the number of shares of common stock issued pursuant to any prior conversions of Series A Preferred Stock (including with respect to dividends), would have exceeded the conversion threshold, then (x) the converting stockholder would only be entitled to convert an amount of Series A Preferred Stock, if any, that would not require issuance of shares of common stock that would exceed the conversion threshold, and (y) the Corporation would have redeemed for cash any portion of the Series A Preferred Stock (including accumulated and unpaid dividends) not then convertible as a result of the conversion threshold.

The Certificate of Amendment of the Series A Certificate removes the conversion threshold provision of the Series A Certificate.  As a result, holders of the Series A Preferred Stock are now entitled to convert their shares (including accumulated and unpaid dividends) into shares of common stock without regard for the limit mentioned above.  The removal of the conversion threshold provision permits the holders of the Series A Preferred Stock to receive a greater number of shares of Common Stock upon conversion than they could previously receive.  In the event of conversion prior to a merger, sale, liquidation or other significant corporate transaction, the amount of consideration available for distribution to holders of junior securities such as common stock would be reduced.

                                                Liquidation Preference.  Prior to amendment, upon a Liquidation Event, the holders of Series A Preferred Stock would have received their payments before any payments were made to the holders of other classes of the Corporation’s stock, including common stock, that rank junior to the Series A Preferred Stock upon liquidation.  The Certificate of Amendment provides that the Series B Preferred Stock now ranks senior to the Series A Preferred Stock upon liquidation.  The liquidation preference provisions of the Series A Certificate are amended to reflect the issuance of the Series B Preferred Stock and to clarify the liquidation preferences of the Series A Preferred Stock with respect to the liquidation preferences of the Series B Convertible Preferred Stock.   Holders of Series B Preferred Stock and Series A Preferred Stock have the right to payment of their liquidation preference out of all of the Corporation’s assets available for distributions to stockholders before the holders of common stock will receive any distributions.  Disputes as to the appropriate liquidation amounts for Series A Preferred Stock shall be reasonably resolved by majority vote of the holders of Series B Preferred Stock.

Preemptive Rights.  The Certificate of Amendment also made conforming changes to the preemptive rights granted to the Series A Preferred Stock to make them pro rata with the Series B Convertible Preferred Stock as mentioned above.

Series B Warrants.

Exercises. Until November 2, 2015, the holders of Series B Warrants may acquire shares of common stock at an initial exercise price of $1.26 per share. The Warrants will be exercisable for cash or through a "cashless exercise" feature.

Adjustments. The number of shares for which each Warrant is exercisable is subject to adjustment in the event of stock splits, stock dividends, recapitalizations, reorganizations. Upon certain fundamental transactions, such as a merger, consolidation or reclassification of the Common Stock, the Warrant will become exercisable for the same amount and kind of securities, cash or property as the holder would have been entitled to receive had it exercised the Warrant for shares of Common Stock immediately prior to such event.

Amended and Restated Investor Rights Agreement.

The Amended and Restated Investor Rights Agreement applies to the Purchasers as holders of the Securities and replaces and supercedes the Investor Rights Agreement incorporated by reference into the Schedule 13D as Exhibit 4.

Registration Rights. The Purchasers and the Corporation are party to an Amended and Restated Investor Rights Agreement pursuant to which the Corporation has granted certain registration rights to the Purchasers with respect to the shares of Common Stock that are issuable upon conversion of the Series A Preferred Stock and Series B Preferred Stock (together, the “Preferred Stock”) and upon exercise of Series A Warrants and Series B Warrants, as well as any other shares of Common Stock that the Purchasers may hold (collectively, "Registrable Shares"). The Purchasers holding a majority of the Preferred Stock are entitled to three demand registrations and unlimited incidental, or so-called "piggyback," registration rights, subject to certain restrictions. In addition, the Corporation is required to file a shelf registration statement with the Securities and Exchange Commission covering the sale of the Registrable Shares by December 2, 2005.

Board of Directors. If at any time the Purchasers are unable to appoint the Series A Director or the Series B Director by reason of the provisions of the Certificate of Designation of Series B Convertible Preferred Stock or the Series A Certificate, as amended, the Corporation will be required to increase the number of directors on the board to such number that will allow the Purchasers to appoint the Series A Director or the Series B Director. If the board of directors is prohibited from doing so by the by-laws of the Corporation, the Corporation will be required to submit a proposal for such expansion of the board to its stockholders.

Series A Director. For as long as Digital Media & Communications III Limited Partnership ("DMC III") owns any shares of Series A Preferred Stock, it will be entitled to choose the individual who will serve as the Series A Director, after consultation with the other holders of Series A Preferred Stock. After DMC III no longer owns any shares of Series A Preferred Stock, the Series A Director will be chosen by the majority of the holders of Series A Preferred Stock.

Series B Director. For as long as DMC III owns any shares of Series B Preferred Stock, it will be entitled to choose the individual who will serve as the Series B Director, after consultation with the other holders of Series B Preferred Stock. After DMC III no longer owns any shares of Series B Preferred Stock, the Series B Director will be chosen by the majority of the holders of Series B Preferred Stock.

Other Covenants. Among other things, the Corporation (1) must continue to comply with federal securities laws, (2) may not grant registration rights to other persons that conflict with the registration rights of the Purchasers, and (3) must provide certain annual, quarterly and monthly financial information to the Purchasers.

Item 7.	Material to Be Filed as Exhibits

This Amendment hereby amends and supplements the Exhibits listed in Item 7 of the Schedule 13D by adding the following thereto:

Exhibit 6.                  Securities Purchase Agreement dated August 19, 2005 by and among the Corporation and the Purchasers (Incorporated by reference to Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed August 22, 2005).

Exhibit 7.                  Certificate of Designation of Series B Convertible Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Corporation's Current Report on Form 8-K filed November 3, 2005).

Exhibit 8.                  Certificate of Amendment of Certificate of Designation of Series A Convertible Preferred Stock (Incorporated by reference to Exhibit 3.2 to the Corporation's Current Report on Form 8-K filed November 3, 2005).

Exhibit 9.                  Form of Warrant to purchase Common Stock issued by the Corporation to the Purchasers pursuant to the Series B Securities Purchase Agreement (Incorporated by reference to Exhibit 4.1 to the Corporation's Current Report on Form 8-K filed November 3, 2005).

Exhibit 10.                Amended and Restated Investor Rights Agreement dated  November 2, 2005 by and among the Corporation and the Purchasers (Incorporated by reference to Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed  November 3, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2005
Date
/s/ Paul T. Dacier
Signature
Paul T. Dacier Senior Vice President and General Counsel
Name/Title

Schedule A

The name and present principal occupation of each executive officer and director of EMC Corporation is set forth below. The business address of each executive officer and director of EMC Corporation is c/o EMC Corporation, 176 South Street, Hopkinton, Massachusetts 01748. All of the persons listed below are United States citizens.

Name	Position with EMC Corporation	Principal Occupation (if different)

Michael C. Ruettgers	Chairman of Board of Directors

Joseph M. Tucci	President, Chief Executive Officer and Director

David DeWalt	Executive Vice President, EMC Corporation
President, EMC Software Group

David A. Donatelli	Executive Vice President, Storage Platforms Operations

Howard D. Elias	Executive Vice President, Corporate Marketing,
Office of Technology and New Business Development

David I. Goulden	Executive Vice President, Customer Operations

Diane B. Greene	Executive Vice President, EMC Corporation
and President of VMware

Frank M. Hauck	Executive Vice President, Customer Quality and Services

Mark S. Lewis	Executive Vice President, Chief Development Officer

William J. Teuber, Jr.	Executive Vice President and Chief Financial Officer

David B. Wright	Executive Vice President, Strategic Alliances and Global Accounts

Paul T. Dacier	Senior Vice President and General Counsel

Michael W. Brown	Director

Michael J. Cronin	Director	President and Chief Executive Officer,
Cognition Corporation

Gail Deegan	Director

John R. Egan	Director

W. Paul Fitzgerald	Director

Olli-Pekka Kallasvuo	Director	President and Chief Operating Officer,
Nokia Corporation

Windle B. Priem	Director

David Strohm	Director	General Partner, Greylock Partners

Alfred M. Zeien	Director